UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2026

Commission file number: 001-41482

Nexera Technologies Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Press Releases

On August 26, 2026, Nexera Technologies Ltd (the “Company”) issued a press release titled “Nexera Technologies: Subsidiary Fort Technology Closes Acquisition of Majority Stake in Logia USA to Fuel the Future of Data Centers”, a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

Adjustments to Exercise Price

The Company hereby updates that, pursuant to Section 2(a) of the Series A Warrants issued on January 29, 2024 (the “Series A Warrants”), Section 2(a) of the warrants issued on June 9, 2026, in the Company’s private placement (the “June 2026 PIPE Warrants”), and Section 2(a) of the warrant issued on June 18, 2026, in connection with a convertible promissory note (the “June 2026 Note Warrant”), effective as of August 25, 2026, the exercise price per each whole Ordinary Share issuable upon exercise of the outstanding Series A Warrants, the June 2026 PIPE Warrants and the June 2026 Note Warrant was adjusted to $2.191728 and, effective as of August 27, 2026, was further adjusted to $1.872024 (in each case, subject to any further adjustment as provided therein). No other changes, adjustments or modifications were made to the Series A Warrants, the June 2026 PIPE Warrants or the June 2026 Note Warrant.

Incorporation by Reference

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030, File No. 333-287341, File No. 333-293607, File No. 333-295999 and File No. 333-296968) and Registration Statements on Form S-8 (File No. 333-269119, File No. 333-280459, File No. 333-291322 and File No. 333-295195), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by Nexera Technologies Ltd, dated August 26, 2026, titled “Nexera Technologies: Subsidiary Fort Technology Closes Acquisition of Majority Stake in Logia USA to Fuel the Future of Data Centers”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexera Technologies Ltd

Date: August 28, 2026	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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